FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of January 2009

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F  ☒               Form 40-F  ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐               No  ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             ]

NATIONAL BANK OF GREECE

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

REPORT ON THE PERFORMANCE OF THE NBG GROUP

Trading Update

In view of the Extraordinary General Meeting of shareholders that is scheduled for tomorrow for the increase of the share capital of the Bank, according to L.3723/2008 for “the support of liquidity in the economy”, NBG announces the following regarding the performance of its business during the last quarter of 2008.

Lending

In Q4.08 NBG maintained a steady flow of financing, with the result that all loan portfolios, particularly in the Greek market, posted positive growth. Specifically:

Total Group lending at the end of the year stood at €66.4bn, up 18% yoy.

In Greece, lending growth in 2008 was particularly strong (up 19% yoy), with the corporate sector leading the way (up 29% yoy) and retail lending growing by 14% on an annual basis.

•                           In Q4.08, lending grew by €2bn, corresponding to credit expansion of the order of 4%. Growth in business lending amounted to €1.2bn, or a 7% expansion in the corporate loan book in one quarter. There was also substantial growth in retail loans in Q4.08, by €830mn, or 3% qoq.

•                           Specifically, mortgage disbursements in 4Q.08 remained unchanged on the previous quarter, despite the reduction in total disbursements for the market as a whole. Notably, new mortgages totalled €800mn, or one third of all new housing loans in Greece. This is a particularly important development, given that in Q3 the corresponding share was one quarter.

•                           In addition, total lending to the vulnerable segment of SMEs amounted to €9.3bn at the end of the year, up by around €1bn since the beginning of the year. In Q4.08 in particular, the net increase was a record €525mn.

•                           In view of the performance outlined above, the Group’s market share of household and business lending in Greece is expected to improve further looking forward.

While the Group’s lending in Southeast Europe increased by 39% yoy, loan growth in the region experienced a slowdown in Q4.08, rising just €230mn or 3% qoq.

The slowdown in the Turkish economy in the last quarter of 2008 led to a temporary brake in Finansbank’s dynamic lending growth. On an annual basis, growth stood at 27%, and just 3% in Q4 (an increase of €300mn). This slowdown reflects the general adjustment in the pricing of credit risk and lending criteria applied in the country by the Group. Specifically:

•                           While mortgages outstanding increased by 32% on an annual basis, to over YTL4.1bn, mortgage growth in Q4.08 stood at 7%, half the rate in the previous quarter (14%).

•                           Corporate lending grew by 18% yoy, but remained at the same level as in Q3, posting a marginal increase.

•                           Consumer lending and credit cards grew by 49% on an annual basis to YTL6bn, and 7% qoq, compared with 12% qoq in Q3.08.

Quality of the loan book

The worsening macroeconomic performance and shrinking liquidity in the economy have not had a negative impact on the quality of the loan book; on the contrary, there has been a marginal improvement. The NPL ratio now stands at 3.3%, compared with 3.4% at the end of 2007.

The Group’s cautious and consistent provisions policy throughout the rising cycle means that it is today in an advantageous position as regards the level of provisions, which cover over 75% of NPLs, before taking into consideration the value of collateral. Specifically:

•                           In Greece, NPLs stood at 2.8%. The provisions coverage ratio has remained consistently over 75%.

•                           In SE Europe, NPLs (excluding the legacy loans of Vojvodjanska) stood at 2.6%, and have a coverage ratio of 77%.

•                           NPLs at Finansbank stand at about 3.2% of its total loan book, and are covered 80% by provisions.

Under current conditions, it is particularly important that the Group’s loan book is concentrated in low-risk sectors such as housing credit, and financing to large corporations and the public sector, which together account for 85% of total Group lending. Likewise, the corporate loan portfolio of the Group is well dispersed across industrial sectors, thus averting concentration in sectors that may be severely affected by the global economic crisis, such as shipping where the Group’s exposure is just €1.9bn, or a mere 3% of the total loan book.

Liquidity

The high liquidity of the Group, which derives from the most stable of sources, i.e. customer deposits, constitutes a strong competitive strength for the Group, particularly under current conditions when resorting to global money and capital markets is becoming increasingly difficult.

This high liquidity level is reflected in the loans-to-deposits ratio, which at the end of the year stood at 95%. It is also reflected in the high and unchanged level of sight and savings deposits, which remained at €30bn. Total Group deposits amounted to €68 billion, up 12% or €7.5bn yoy.

Performance in Greece was particularly impressive, as the Bank attracted €7.1bn in new deposits (up 15% yoy) in 2008. Deposit growth in Q4 reached 4% qoq, following inflows of €2bn in new deposits. This new liquidity covers the needs for financing new lending to the domestic market (up €7.5bn in 2008 and €2bn in Q4). Indeed, NBG’s loans-to-deposits ratio in Greece remains at 82%.

Deposits in SE Europe total €5.1 billion, up 10% yoy, tracking the level of Q3.

In Turkey, expansion in the deposit base continued to show dynamic growth, particularly deposits in local currency, where the Group’s strategy is focused. These deposits surged by 70% during the year, and continued to do so in Q4, growing 17.4% qoq. Growth in local currency deposits at Finansbank resulted in the loans-to-deposits ratio declining to 139%, a particularly positive development if one takes into consideration that the increase in deposits results in excess financing arising from the medium-term borrowing in the international markets (outside the Group) with maturities up to 2013. It is notable that in Q4.08 Finansbank refinanced through the global markets a syndicated loan of $470mn, attracting the participation of 20 international banks.

The strong deposit base, plus the Bank’s untapped sources of liquidity (€9.8 billion) and the low level of refinancing for its liabilities maturing in 2009 (just €1.5bn), will enable the Group to maintain its flow of financing in the current year in order to support sound entrepreneurship, and finance customers’ housing and consumer needs so that they can cope with the global financial crisis.

This strategy is fully in line with the aspiration of the Group to gain a commanding position as a banking organization in Greece and the wider region, for the benefit of customers, shareholders and employees alike.

Capital adequacy

The Group’s capital adequacy at the end of 2008 is estimated to be at the same level as in Q3.08, despite the credit expansion that occurred in Q4. Specifically, the Total Capital Adequacy Ratio stood at 11% while the Tier I ratio was 10.4%. This performance ranks the Group among the 10 best capitalized banks in Europe. Indeed, if one takes into consideration the €350mn in new funds arising from the Bank’s participation in the government’s liquidity relief programme, the Tier I capital adequacy ratio should be in the region of 11%.

Athens, 21 January, 2009

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/ Ioannis Pehlivanidis

(Registrant)

Date : 21st January, 2009

Vice Chairman - Deputy Chief Executive Officer